SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-SECOND

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with the presence of the Board members via video conferencing. 2. DATE: January 26, 2022 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial standing and budget execution;
II.	unanimously resolved, after hearing the Investment and Innovation Committee, that Management continues the necessary negotiations on business opportunities in photovoltaic projects of Distributed Generated Power under the energy compensation system offered in Public Call 03/2020;
III.	unanimously approved, after hearing the Statutory Audit Committee, the execution of a new Corporate Contract for Sharing Human Resources, approved by the National Electric Energy Agency (ANEEL);
IV.	unanimously approved the revision of the Data Privacy and Protection Policy - NPC 0322;
V.	unanimously approved, after hearing the Statutory Audit Committee, the Annual Revision of the Related-Party Transaction and Conflicts of Interest Policy - NPC 0106;
VI.	unanimously approved the Revision of the Ombudsman Policy - NPC 0307;
VII.	attended a presentation on Copel Distribuição S.A.’s Cultural Transformation Project, discussed the matter, and presented its considerations;
VIII.	received a biannual report on Compliance works, discussed the matters presented, and requested that periodic reports be prepared on the matter;
IX.	received a biannual report from the Ethics Committee and Whistleblowing Channel, discussed the matters presented, and requested that period reports be prepared on the matter;
X.	attended a presentation by the external audit, Deloitte Touche Tohmatsu Auditores Independentes, on interim audit results and internal controls, and discussed the matter;
XI.	recorded having received the resignation letter of João Luiz Giona Junior from the position of Fiscal Council Member (alternate), effective as of December 21, 2021, and recorded that the position will remain vacant until the General Shareholders' Meeting is held;
XII.	received a report from the Statutory Audit Committee about various matters, and discussed the topics presented;
XIII.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee, and discussed the matters presented;
XIV.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTÔNIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the minutes of Copel’s 222nd Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 27, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.